April 24, 2017

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS II Caravan Frontier Markets Opportunities Fund (the "Fund") (File Nos. 811-22842 and 333-188521)

Dear Ms. Larkin:

On February 10, 2017, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 74 ("PEA 74") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register shares of the Fund, a new series of the Registrant (accession number 0001435109-17-000090) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Friday, March 24, 2017 regarding PEA 74 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: Supplementally confirm that the Fund does not require a line item in the Annual Fund Operating Expenses table concerning Acquired Fund Fees and Expenses, or include this line item in the table if the Fund expects to invest more than 0.01% of its net assets in Acquired Funds.

Response: Registrant confirms that the expenses incurred as a result of the Fund's investments in underlying funds are not expected to amount to a level that would require disclosure in the fund's Annual Fund Operating Expenses table (i.e., one basis point).

Comment 2: Supplementally explain the circumstances under which the Fund's Board of Trustees may raise or eliminate the Expense Cap.

Response: At this time, the Registrant does not anticipate any changes to (including elimination of) the Expense Cap and is not aware of any Board plans to change or eliminate the Expense Cap during the one-year period following the effective date of the Registration Statement. The Fund's Board would consider raising or eliminating the Expense Cap if, in the Board's business judgment, the current Expense Cap was no longer in the best interest of Fund shareholders.

Comments 3: Under the heading Principal Investment Strategies, remove the word "generally" in the first sentence in the paragraph following the statement of the Fund's 80% investment policy as concerns the reference to what constitutes "frontier markets", or supplementally explain the use of the word "generally" in this context.

Response: Registrant has revised the disclosure consistent with the Staff's comment by removing the word "generally."

U.S. Securities and Exchange Commission
April 24, 2017

Comment 4: Under the heading Principal Investment Strategies, include a plain English description of the MSCI All Country World Index and the MSCI Emerging Markets Index.

Response: Registrant has revised the disclosure by eliminating the reference to the MSCI All Country World Index and including a plain English description of the MSCI Emerging Markets Index.

Comment 5: Under the heading Principal Investment Strategy, in the second sentence in the paragraph following the statement of the Fund's 80% investment policy stating "The location of the companies in which the Fund invests may be determined by a company's....", change the word "may" to "will" in the sentence referenced.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: Under the heading Principal Investment Strategies, the list of countries constituting frontier markets does not conform with the list of such countries included in the Fund's referenced indexes, based on a review of such indexes web-sites. Provide supplementally the source of the list of countries disclosed in the Prospectus that are within frontier markets.

Response: The Adviser defines the term "frontier markets" with a combination of (i) a specific list of countries, and (ii) a reference to a stock market capitalization of less than 2% of the MSCI Emerging Markets Index. The countries within that referenced index will not necessarily align with the list of countries provided in the Principal Investment Strategies. Instead, the list of countries, which comprises only a part of the definition of "frontier markets," corresponds more closely with the countries listed in the Fund's primary benchmark index, the MSCI Frontier Emerging Markets Index.

Comment 7: Under the heading Principal Investment Strategies, state the Fund's investments which constitute 20% of the Fund's assets (that is, those investments outside of the Fund's 80% investment policy).

Response: Registrant has revised the disclosure to indicate the types of investments that are expected to comprise the portion of the Fund's portfolio that is not counted toward satisfaction of the Fund's 80% policy, i.e., equity securities of companies located in emerging and developed markets, as well as cash and cash equivalents.

Comment 8: Under the heading Principal Investment Strategies, state supplementally the percentage of the Fund's assets that are expected to be invested in private equity funds, including Section 3(c)(1) and Section 3(c)(7) funds.

Response: The Fund does not expect to invest in private equity funds, including Section 3(c)(1) and 3(c)(7) funds. As a result, Registrant has revised the disclosure to remove references to investments in private equity funds and related risks from the Prospectus.

U.S. Securities and Exchange Commission
April 24, 2017

Comment 9: Please confirm supplementally that the Fund will comply with Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management Guidance Update dated July 2013 ("IM Guidance") with respect to investments in certain derivative securities.

Response: Registrant confirms that the Fund's disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

Comment 10: Explain supplementally how the Fund will value derivatives to comply with the Fund's 80% investment policy.

Response: Registrant intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act"). By way of example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of the 80% test. We respectfully submit that such treatment is consistent with the SEC's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

Comment 11: Under the heading Principal Investment Strategies, the Prospectus states that the Fund may invest in equity derivatives such as participation notes to achieve exposure to frontier markets. Explain supplementally more detail about this type of security, whether the Fund expects to invest in "participatory notes" or "loan participation notes" and the percentage of the Fund's assets expected to be invested in these securities. Explain also if these securities are to be issued by companies in India or other foreign countries.

Response: The Fund is expected to invest in participatory notes. A participatory note, or "P-note" is an equity-linked derivative issued by global investment banks or broker-dealers, and is used by investors to obtain exposure to markets where direct ownership may not be permitted or where the Fund is not operationally established. The countries to which P-notes are applicable is not limited to India. The P-notes in which the Fund invests are expected to provide exposure to frontier market countries. P-notes are designed to offer a return linked to the performance of an underlying security, basket of securities, or market. The Fund expects to invest up to 5% of its net assets in P-notes.

Comment 12: Include in the Principal Investment Strategy section of the Prospectus a statement that the Fund will not invest more than 15% of its assets in illiquid securities.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: Under the heading Principal Investment Risks, if the Fund expects to invest in contingent convertible securities, add disclosures concerning risks of this specific investment type in the Prospectus. Otherwise explain supplementally if such contingent convertible securities are not a principal investment strategy of the Fund.

Response: The Fund will not invest in contingent convertible securities and has revised the disclosure to remove references to such securities and the attendant risks.

U.S. Securities and Exchange Commission
April 24, 2017

Comment 14: If credit default swaps are part of the Fund's principal investment strategy, please include appropriate disclosures concerning these in the Principal Investment Strategies section of the Prospectus.

Response: The Fund will not invest in credit default swaps.

Comment 15: Under the heading Principal Investment Risks, include a definition of "leverage" in the Risks.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 16: Include additional risk disclosures for "Frontier and Emerging Markets Risk" in the Summary Section of the Prospectus.

Response: Registrant refers the Staff to pages 7 and 14 of the Prospectus, which contain disclosures relating to the risks of the Fund's investments in frontier and emerging markets. Registrant has revised the disclosures to include additional information concerning the potential risks of investments in such securities.

Comment 17: Explain supplementally how the Fund expects to invest 15% or less of its assets in illiquid securities particularly considering its investments in frontier markets and participation notes.

Response: The Fund's adviser monitors liquidity on a daily basis and screens all current and target positions to ensure that the Fund will have invested 15% or less of its total net assets in illiquid securities at the time of investment.

Comment 18: Include disclosures in the sections of the Prospectus titled Principal Investment Risks and Additional Information Regarding Principal Investment Risks concerning risks of investing in participation notes with respect to issuers of such notes in India or other foreign countries.

Response: Registrant refers the Staff to pages 5 and 11 of the Prospectus, which contain disclosures relating to the risks of the Fund's investments in participation notes, and apply to issuers of such notes regardless of country.

Comment 19: Include risks of investing in private funds in the sections of the Prospectus titled Principal Investment Risks and Additional Information Regarding Principal Investment Risks.

Response: Registrant respectfully declines the Staff's comment because the Fund is not expected to invest in private funds. As noted above, Registrant has revised the disclosure to remove reference to private funds.

Comment 20: In the section of the Prospectus titled How to Contact the Fund, include a telephone number for shareholders to initiate purchases and sales of Fund shares.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

U.S. Securities and Exchange Commission
April 24, 2017

Comment 21: Include disclosures in the Prospectus as to the 60 day notice period required under Rule 35d-1 to effect a change in the Fund's 80% investment policy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 22: In the section of the Prospectus titled, Additional Information Regarding Principal Investment Strategies - Adviser's Investment Process, explain the statement "corporate governance relational activism".

Response: Registrant has revised the disclosure to remove reference to the term "corporate governance relational activism."

Comment 23: Under the section Frequent Trading, please explain how the Fund's investments in potentially illiquid foreign securities comports with the statement that the Fund "invests only in publicly traded, liquid securities" and how it is consistent with a policy not to monitor for frequent trading.

Response: Registrant has revised the disclosure to clarify that the Fund's board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares and that it is the Fund's policy to discourage short-term trading.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 24: Please determine if Fund investments in "participatory notes" should be referenced and disclosed in the SAI. Please move the section in bold type concerning secondary markets in participation notes to the Fund Prospectus.

Response: Registrant has revised the disclosure by adding greater detail to the risks relating to investment in participation notes in the Fund's Prospectus, consistent with the Staff's comment.

Comment 25: As concerns the disclosures concerning investments in emerging markets and frontier markets, add to the Fund's Prospectus to amplify risks of these investments.

Response: Registrant has revised disclosure by adding greater detail to the risks relating to investments in frontier and emerging markets in the Fund's Prospectus, consistent with the Staff's comment.

Comment 26:.Under the heading "Frontier Markets" concerning the disclosures "When the Fund holds illiquid investments, its portfolio may be harder to value. From time to time, certain of the companies in which the Fund expects to invest may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. Government and the United Nations and/or countries identified by the U.S. Government as state sponsors of terrorism." Explain if the Fund's assets could be frozen in these countries, and supplementally explain how these investments are appropriate for an open-end fund.

Response: Registrant refers the Staff to the statement under the heading "Frontier Markets," and following the language that is the subject of this comment, which states, in relevant part:

U.S. Securities and Exchange Commission
April 24, 2017

"Economic sanctions could, among other things, effectively restrict or eliminate the Fund's ability to purchase or sell securities or groups of securities for a substantial period of time, and may make the Fund's investments in such securities harder to value."

Notwithstanding the possibility that the ability to purchase or sell the securities of companies in the above-referenced countries could be restricted, Registrant believes that such securities could provide favorable investment opportunities.

Comment 27: Include in the fundamental investment limitations in the SAI, a limitation on industry concentration.

Response: Registrant has revised the disclosure to include a policy with respect to industry concentration, consistent with the Staff's comment.

Comment 28: Include in the comment response letter the disclosures required in the SAI with respect to portfolio manager compensation.

Response: Registrant has revised the disclosure in the SAI to include the following language concerning portfolio manager compensation:

Portfolio Managers are either employees or partners of the Adviser. Portfolio Manager compensation is generally comprised of salary or guaranteed payments, incentive compensation, and equity ownership. Salary or guaranteed payments are determined by factors such as the Portfolio Manager's qualifications, experience, length of service and overall level of responsibility. Incentive compensation is tied to the relative performance of the investment portfolios managed by the Portfolio Manager. Eligibility and amount of any incentive compensation is tied to the achievement of the business goals of the Adviser. Portfolio Managers may also be awarded equity ownership in the Adviser, which vests subject to achievement of key business and investment management metrics.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:	Alison Fuller, Esq.
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP